SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                         ROBECO-SAGE TRITON FUND, L.L.C.
                                (Name of Issuer)


                         ROBECO-SAGE TRITON FUND, L.L.C.
                      (Name of Person(s) Filing Statement)


                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                               Timothy J. Stewart
                         Robeco-Sage Triton Fund, L.L.C.
                           c/o Sage Capital Management
                                909 Third Avenue
                                   28th Floor
                            New York, New York 10022


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131


                                September 1, 2006
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

  Transaction Valuation: $12,000,000.00 (a) Amount of Filing Fee: $1,284.00 (b)

(a)   Calculated as the aggregate maximum purchase price for Interests.

(b)   Calculated at $ 107.00   per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:

      Form or Registration No.:

      Filing Party:

      Date Filed:

[ ]   Check  the  box  if  the   filing   relates   solely   to   preliminary
      communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.  SUMMARY TERM SHEET.

                  As stated in the offering documents of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund (the "Interest" or "Interests," as the context requires) from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, eastern time, on September 29, 2006 (the "Expiration Date") unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose as of December 29, 2006 or, if the Offer is extended, approximately 90 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending March

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

31, 2007, which the Fund expects will be completed by the end of May 2007 and the audited net asset value will be used to determine the final amount to be paid for tendered Interests.

                  Members may tender their entire Interest, a portion of their Interest (defined as a specific dollar value) or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement (the "LLC Agreement")), determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest, or portion thereof being purchased (subject to adjustment upon completion of the annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

                  A repurchase fee equal to 2.00% of the value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

                  If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

                  The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the unaudited net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

                  If a Member tenders a portion of its Interest, the Note will entitle the Member to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

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

                  A Member that tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance of $250,000 or such other amount as is determined by the Board of Managers.

                  The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund currently does not expect to do).

                  The Offer remains open to Members until 12:00 midnight, eastern time, on September 29, 2006, the expected Expiration Date. Until this time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after October 30, 2006, if their Interest has not yet been accepted for purchase by the Fund.

                  If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to SEI Investments Global Funds Services ("SEI"), at One Freedom Valley Drive, Oaks, PA 19456, Attention:
Jason O'Connor, Tender Offer Administrator, or (ii) fax it to Jason O'Connor at SEI at (484) 676-1581, so that it is received before 12:00 midnight, eastern time, on September 29, 2006. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to SEI promptly after it is faxed (although the original does not have to be received before 12:00 midnight, eastern time, on September 29, 2006). Of course, the value of the Interests will change between August 31, 2006 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Members may obtain the estimated net asset value of their Interests, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting SEI, at (610) 676-1581 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

                  Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, eastern time, on September 29, 2006. Also realize that although the Offer expires on September 29, 2006, a Member that tenders its Interest will remain a Member in the Fund notwithstanding the Fund's acceptance of the Member's Interest for purchase through the Valuation Date. Accordingly, the value of a tendered interest will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2.  ISSUER INFORMATION.

                  (a) The name of the issuer is Robeco-Sage Triton Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 909 Third Avenue, 28th Floor, New York, NY 10022, and the telephone number is
(212) 908-9660.

                  (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. As of the close of business on July 31, 2006 there was approximately $ 57.2 million outstanding in capital of the Fund, represented by Interests (based on the estimated unaudited net asset value of such Interests). Subject to the conditions set forth in the Offer, the Fund will purchase up to $12 million of Interests that are tendered by Members and not withdrawn as described above in
Item 1, subject to any extension of the Offer.

                  (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

                  (a) The name of the filing person is Robeco-Sage Triton Fund, L.L.C. The Investment Adviser of the Fund is Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 909 Third Avenue, 28th Floor, New York, NY 10022, and the telephone number is (212) 908-9660. The Fund's Managers are Timothy J. Stewart, Charles S. Crow, III, Richard B. Gross and David C. Reed. Their address is Robeco-Sage Triton Fund, L.L.C. c/o Sage Capital Management, 909 Third Avenue, 28th Floor, New York, NY 10022.

ITEM 4.  TERMS OF THIS TENDER OFFER.

                  (a)        (i)   Subject to the conditions set forth in the
Offer, the Fund will purchase up to $12 million of Interests that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, eastern time, on September 29, 2006 or any later date as corresponds to any extension of the offer, in each case, the Expiration Date.

                             (ii)  The purchase price of  Interests  tendered to
the Fund for purchase will be their net asset value as of the Valuation Date.

                             Members may tender their entire Interest, a portion
of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a Note promptly after the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the unaudited net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date. If a Member tenders its entire Interest, the Note will entitle the Member to receive an Initial Payment in an amount equal to 90% of the unaudited net asset value of the Interest repurchased by the Fund, determined as of the date of such repurchase. Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, no later than ten business days after the

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

the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle a Member to receive the Contingent Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2007.

                             If  a  Member tenders a  portion  of  its Interest,
the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

                             A Member who tenders for  repurchase only a portion
of such Member's Interest will be required to maintain a capital account balance equal to $250,000, or such other amount as is determined by the Board of Managers.
                             Although  the Fund has  retained  the option to pay
all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                  A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

                             (iii)  The scheduled  expiration  date of the Offer
is 12:00  midnight, eastern time, September 29, 2006.

                             (iv)   Not applicable.

                             (v)    The Fund reserves the right, at any time and
from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on the Valuation Date if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately 90 days after the Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

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

                             (vi)   A  tender  of  Interests may be withdrawn at
any time before 12:00 midnight, eastern time, September 29, 2006 and, if Interests have not yet been accepted for purchase by the Fund, at any time after October 30, 2006.

                             (vii)  Members wishing to tender Interests pursuant
to the Offer should mail a completed and executed Letter of Transmittal to SEI, One Freedom Valley Drive, Oaks, PA 19456, Attention: Jason O'Connor, Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to SEI, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by SEI, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to SEI by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to SEI must also send or deliver the original completed and executed Letter of Transmittal to SEI promptly thereafter.

                             Any Member tendering an Interest pursuant  to  the
Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by SEI at One Freedom Valley Drive, Oaks, PA 19456, Attention: Jason O'Connor, Tender Offer Administrator or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling SEI at the telephone number indicated on page 2 of the Offer. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                             (viii) For purposes of the Offer,  the Fund will be
deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                             (ix)   If more than $12 million of  Interests  are
duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                             (x)    The  purchase of Interests  pursuant  to the
Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or

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

eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on October 2, 2006 and thereafter from time to time.

                             (xi)   Not applicable.

                             (xii)  The  following   discussion   is  a  general
summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                             In  general,  a  Member  from  which an Interest is
purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

                  (b) The Fund has been informed that Robeco-Sage Iris Fund, Ltd. ("Iris") plans on tendering its Interest pursuant to the terms of the Offer. Except for the foregoing, to the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

                  (f) Not applicable.

ITEM 5.  PAST CONTRACTS,  TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT
                  TO THE ISSUER'S SECURITIES.

                  The Fund's Confidential Memorandum (the "Confidential Memorandum") and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members four times each year, effective as of the last day of each calendar quarter. The Fund has previously offered to purchase Interests from Members pursuant to written tenders effective as of March 31, 2005, June 30,

2005,  September 30, 2005,  December 31, 2005, March 31, 2006, June 30, 2006 and
September 29, 2006.

                  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
                  AFFILIATE.

                  (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

                  (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund expects to continue to issue Interests in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of October 2, 2006 and as of the first business day of each month thereafter, or more or less frequently in the sole discretion of the Board of Managers.

                  (c) Neither of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first business day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(4) any change in the identity of the Adviser or the current members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the term of members of the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006 (c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $12 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

                  (b) None of the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

                  (c) Not Applicable.

                  (d) Not Applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Based  on  July  31,  2006   estimated  values  Iris  owns
approximately $ 9.6 million in Interests.

                  (b) Other than the acceptance of subscriptions for Interests on July 3, 2006 and August 1, 2006, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  No  persons  have  been  employed,   retained  or  are  to  be
compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

                  (a)  (1)   Reference  is   made  to  the  following  financial
statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

                  Audited Financial Statements for the Period Ended March 31, 2004, previously filed with the SEC on Form N-CSR, on June 7, 2004.

                  Audited Financial Statements for the Period Ended March 31, 2005, previously filed with the SEC on Form N-CSR on June 8, 2005.

                  Unaudited Financial Statements for the Period Ended September 30, 2005, previously filed with the SEC on Form N-CSR on December 8, 2005.

                  Audited Financial Statement for the Period Ended March 31, 2006, previously filed with the SEC on Form N-CSR on June 6, 2006.

                             (2) The  Fund  is not required to and does not file
quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

                             (3) Not applicable.

                             (4) The Fund does not have shares, and consequently
does not have book value per share information.

                  (b) The Fund's assets will be reduced by the amount of the tendered Interests that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

                  (a)    (1) None.

                         (2) None.

                         (3) Not applicable.

                         (4) Not applicable.

                         (5) None.

                  (b) None.

ITEM 12. EXHIBITS.

                  Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

                  A. Cover Letter to the Offer to Purchase and Letter of Transmittal.

                  B.         Offer to Purchase.

                  C.         Form of Letter of Transmittal.

                  D.         Form of Notice of Withdrawal of Tender.

                  E. orms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                  SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ROBECO-SAGE TRITON FUND, L.L.C.



                                                 By:  /s/ Timothy J. Stewart
                                                      -------------------------
                                                      Name:  Timothy J. Stewart
                                                      Title:  Principal Manager

September 1, 2006

                                  EXHIBIT INDEX

EXHIBIT

            A.       Cover  Letter to the Offer to Purchase  and Letter of
                     Transmittal.

            B.       Offer to Purchase.

            C.       Form of Letter of Transmittal.

            D.       Form of Notice of Withdrawal of Tender.

            E.       Forms  of  Letters   from  the  Fund  to  Members  in
                     Connection with the Fund's Acceptance of Tenders of Interests.